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                              December 18, 2020

       Dennis Ryan
       Chief Financial Officer
       FS Development Corp.
       600 Montgomery Street, Suite 4500
       San Francisco, California 94111

                                                        Re: FS Development
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed December 7,
2020
                                                            File No. 333-249785

       Dear Mr. Ryan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 27, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Board   s Reasons for the Business Combination, page 20

   1. We note your revisions in response to prior comment 3. Please remove the statement that
                                                        GEM103 met the primary
endpoint of "safety" in its Phase 1 study as safety is a
                                                        determination that is
solely within the authority of the FDA or similar foreign regulators.
                                                        You may describe in
terms of objective data points the endpoints that were met, and state that your product
candidates were well tolerated, if true.
       Background of the Business Combination, page 98

   2. We note your revisions in response to prior comment 9 with examples of certain material terms that were
negotiated. However, we do not see any discussion of how these material
 Dennis Ryan
FirstName LastNameDennis  Ryan
FS Development  Corp.
Comapany18,
December  NameFS
              2020 Development Corp.
December
Page 2    18, 2020 Page 2
FirstName LastName
         terms were negotiated. Please further revise to discuss the negotiations regarding the enterprise value and the other material terms from the non-binding indication of interest until execution of the merger agreement. For example, what was proposed by one party with respect to the enterprise value and other material terms and agreed to by the other party or was a counteroffer made? If there was a counteroffer, how did the parties come to an agreement on the final material term? Please also further revise to disclose how FS
         Development determined the implied enterprise value of $215 million during negotiation of the merger agreement.
Representations and Warranties, page 103

3. We note your revisions in response to prior comment 10. Please continue to revise to disclose what the parties have represented or warranted with respect to their capital structure, tax matters, and broker's and finder's fees related to the business combination, etc.
4. Notwithstanding the disclaimers, the representations, warranties, and covenants in the merger agreement filed with the proxy statement/prospectus constitute public disclosure for purposes of the federal securities laws, and you are responsible for considering whether additional specific disclosures of material information about material contractual provisions of the merger agreement are required to make the statements in the proxy statement/prospectus not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties, and covenants in the merger agreement, you have provided corrective disclosure in the proxy statement/prospectus. Furthermore, if subsequent information concerning the subject matter of the representations, warranties, and covenants in the merger agreement may or may not be fully reflected in your public disclosures, please clarify that your public disclosures will include any material information necessary to provide your stockholders a materially complete understanding of the merger agreement disclosures. FS Development Corp. Financial Statements
Note 4 - Related Party Transactions, page F-12

5. We note your response and revisions related to comment 18. It remains unclear which entity has purchased 1,500,000 shares (for aggregate proceeds of $15,000,000) pursuant to the subscription agreement that will be completed in connection with the merger. In this regard, we note the following disclosures:
             page 22 - the 1,500,000 shares under both redemption scenarios is attributable to
              "PIPE - Sponsor Affiliate";
             page 94 - the $15.0 million purchase is attributable to "PIPE - FS Development
              Sponsor";
             page 95 - the 1,500,000 shares of Class A common stock is attributed to "PIPE -
              Sponsor Affiliate";
             page 108 - "an affiliate of our Sponsor" has agreed to purchase 1,500,000 of the
              9,506,000 shares of Class A common stock (aka the PIPE
Investment);
 Dennis Ryan
FS Development Corp.
December 18, 2020
Page 3
             page 213 - "an affiliate of our Sponsor" has entered into a subscription agreement to purchase 1,500,000 shares of Class A Common Stock at a purchase price of $10 per share in a private placement that would occur concurrently with the closing of the merger; and
          page F-14 - "the Sponsor" entered into a subscription agreement to purchase
           1,500,000 shares of Class A Common Stock at a purchase price of $10 per share in a private placement that would occur concurrently with the closing of the merger.
      Please revise accordingly, ensuring your disclosures are clear and consistent throughout your document. Revise to more prominently clarify, if true, that this particular subscription agreement forms a part of the PIPE Investment, as the disclosure on page 108 appears to be the only such explanation in your filing. Finally, it appears the Sponsor still
      has an interest to purchase $25.0 million of the Company   s Class A
Common Stock in a
      private placement that would occur concurrently with the merger as disclosed on page F-
      13. Please confirm such purchase would represent another private placement apart from the foregoing subscription of 1,500,000 shares for $15.0 million.
       You may contact Jenn Do at 202-551-3743 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact
Ada Sarmento at 202-551-3798 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                            Sincerely,
FirstName LastNameDennis Ryan
                                                            Division of
Corporation Finance
Comapany NameFS Development Corp.
                                                            Office of Life
Sciences
December 18, 2020 Page 3
cc:       Joel L. Rubinstein, Esq.
FirstName LastName